SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

_______________________

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

_______________________

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

             On November 4, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. By: ________/s/_____________ Yaky Yanay Chief Financial Officer

Dated: November 27 , 2002

Exhibit 1

ELBIT VISION SYSTEMS LTD.

             BUSINESS NEWS

IMMEDIATE RELEASE

SOURCE: Elbit Vision Systems Ltd.

ELBIT VISION SYSTEMS LTD. ("EVS") files for damages and a permanent injunction against Panoptes Ltd.

Yoqneam, Israel, November 4, 2002 -- Elbit Vision Systems Ltd. (NASDAQ SC: EVSN) - the world's leading provider of Computer Vision Systems for the Automatic Inspection of textile fabrics and industrial webs filed an application for a permanent injunction against Panoptes Ltd. with the Haifa District Court, in Israel, requiring it to cease all production and marketing of its current products. EVS is also claiming damages from Panoptes. The claim which is also brought against Mr. Hillel Avni, the CEO of Panoptes and former founder of EVS, is based on the fact that Panoptes, which was established by Mr. Hillel Avni, has recruited several former EVS employees, and has begun marketing products which are unlawfully based on EVS' technology, to the Textile and Web markets.

             Mr. Zami Aberman - EVS' president and CEO commented: " We have evidence that the only way that Panoptes was able to expeditiously introduce its products, which are based on EVS' technology, was by violating copyrights and inappropriate use of EVS commercial secrets."

             "We strongly condemn such acts and determined to prevent any future illegal use of EVS' copyrights and knowledge, by former employees." Added Mr. Aberman.

          About EVS
Elbit Vision Systems Ltd. - EVS --designs, develops, manufactures, markets and supports automatic quality monitoring and inspection systems for the global industries. EVS is a public held company headquartered in Yokne'am, Israel, with offices in the United States, Europe and Asia.

Contact
Mr. Yaky Yanay - CFO and company secretary, Elbit Vision Systems Ltd, yaky@evs.co.il , 972-4-993-6400

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.